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                                                                  Exhibit (a)(8)



                UNIFORCE SERVICES COMPLETES ITS OFFER TO PURCHASE
              FOR CASH UP TO 1,250,000 SHARES OF ITS COMMON STOCK
                            AT $11.25 NET PER SHARE

         NEW HYDE PARK, NEW YORK -- January 11, 1996 -- Uniforce Services, Inc. (Nasdaq National Market) announced today that it had successfully completed its offer to purchase up to 1,250,000 shares of its Common Stock at $11.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1995 and the related Letter of Transmittal, which together constitute the "Offer." Approximately
1,401,082 shares of Common Stock (representing approximately 33.1% of the outstanding shares) were tendered pursuant to the Offer, according to a preliminary count by Harris Trust Company of New York, the Depositary for the Offer. Accordingly, the Offer is subject to proration pursuant to the terms thereof. Such preliminary count includes shares tendered by notice of guaranteed delivery and is subject to final verification. The Offer expired at 5:00 P.M., New York City time, on Wednesday, January 10, 1996.

         The Offer was not conditioned upon any minimum number of shares being tendered. The Offer remains, however, subject to certain conditions, including without limitation, the condition that there not be a reasonable likelihood that the purchase of the shares pursuant to the Offer will cause the shares not to be listed on a national securities exchange or not authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Company will not under any circumstances waive this condition.

         Questions may be directed to Morrow & Co., Inc., the Information Agent for the Offer, by calling collect (800) 662-5200.

         Contact: Robert Ende, Uniforce Services, Inc., (516) 437-3300.